SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2018

Commission File Number: 1-12158

Sinopec Shanghai Petrochemical Company Limited

(Translation of registrant’s name into English)

No. 48 Jinyi Road, Jinshan District, Shanghai, 200540

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXHIBITS

Exhibit Number

99.1	Appointment of President, Nomination of Non-Independent Director Proposed Amendments to the Articles of Association and its Appendix.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Date: September 19, 2018	By:	/s/ Shi Wei
	Name:	Shi Wei
	Title:	President

Exhibit 99.1

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00338)

Appointment of President,

Nomination of Non-Independent Director and

Proposed Amendments to the Articles of Association and its Appendix

The board of directors (the “Board”) of Sinopec Shanghai Petrochemical Company Limited (the “Company”) is pleased to announce that the eleventh meeting of the Ninth Session of the Board was held on 19 September 2018.

Reference is made to the announcement of the Company dated 5 September 2018 in relation to the resignations of Mr. Wu Haijun as President of the Company and Mr. Gao Jinping as Executive Director, Vice Chairman and Vice President of the Company.

At the meeting, the Board has, amongst others, resolved to:

(1)	appoint Mr. Shi Wei (“Mr. Shi”) as President of the Company with immediate effect;

(2)	nominate Mr. Shi as a non-independent director of the Company; and

(3)	make the following proposed amendments to the articles of association of the Company (the “Articles of Association”) and its appendix.

The appointment of Mr. Shi as a non-independent director of the Company is subject to shareholders’ approval by way of an ordinary resolution at the 2018 first extraordinary general meeting of the Company (the “2018 EGM”). The proposed amendments to the Articles of Association and its appendix are subject to shareholders’ approval by way of a special resolution at the 2018 EGM.

Nomination of Mr. Shi as a Non-Independent Director of the Company

The biography of Mr. Shi is set out below:

Shi Wei, aged 58, is currently a Deputy Secretary of the Communist Party Committee of the Company. Mr. Shi joined the Shanghai Petrochemical Complex in 1982 and held various positions including Deputy Manager of the Refining and Chemical Division, Manager of the Environmental Department, Secretary of the Communist Party Committee and Manager of the Refining and Chemical Division. From October 2003 to June 2014, Mr. Shi served as a Vice President of the Company. From June 2005 to April 2013, he served as a Director of the Company. From May 2012 to March 2014, he served as a Leader of the preparatory team for the Guizhou Zhijin Coal Chemicals Project. From March 2013 to August 2018, he served as a Vice Chairman of Bijie Zhongcheng Energy Company Limited. From March 2014 to August 2018, he served as a Director, President and Secretary of the Communist Party Committee of Sinopec Great Wall Energy & Chemical (Guizhou) Co., Ltd. In August 2018, he was appointed as a Deputy Secretary of the Communist Party Committee of the Company. On 19 September 2018, Mr. Shi was appointed as the President of the Company. In 1982, Mr. Shi graduated from East China University of Science and Technology majoring in oil refining engineering and obtained a bachelor’s degree in engineering. Mr. Shi completed the post-graduate studies in Business Management at East China University of Science and Technology in 1998. Mr. Shi is a senior engineer by professional title.

Save as disclosed above, Mr. Shi (i) does not and did not hold any directorships in the last three years in other public companies the securities of which are listed on any securities market in Hong Kong or overseas; (ii) does not have relationships with any director, supervisor, senior management, controlling shareholder, substantial shareholder or de facto controller of the Company, and (iii) does not have any interests in the shares or underlying shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong). Mr. Shi has not faced any disciplinary action by the China Securities Regulatory Commission or other relevant authorities, nor has he been sanctioned by any stock exchange.

The ordinary resolution in respect of the election of Mr. Shi as a non-independent director of the Company will be proposed at the 2018 EGM. If the ordinary resolution is approved at the 2018 EGM, Mr. Shi will enter into a director’s service contract with the Company on or around the date of 2018 EGM. The term of office will begin on the date of passing of the ordinary resolution at the 2018 EGM and expire in June 2020. The remuneration of Mr. Shi will be determined in accordance with the “Remuneration System for Directors, Supervisors and Senior Management” approved at the Company’s 2002 annual general meeting. The Company will disclose the amount of remuneration received by Mr. Shi in the relevant annual reports. Mr. Shi’s remuneration will not be covered in the director’s service contract.

Save as disclosed above, the Company was not aware of any information in respect of Mr. Shi that needs to be disclosed pursuant to Rule 13.51(2)(h) to Rule 13.51(2)(v) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, nor was the Company aware of any matters that need to be brought to the attention of the shareholders of the Company.

Proposed amendments to the Articles of Association and its appendix

The amendments to the Articles of Association are set forth as follows:

1.	Proposed Amendments to the Articles of Association

Current Provisions in the Articles of Association	Proposed Amendments to the Articles of Association

Article 22 After the establishment of the Company, the Company has issued 2,330,000,000 ordinary shares which are overseas listed foreign shares, representing 32.36% of the authorized ordinary share capital. The Company has also issued 870,000,000 ordinary shares to the general public (including the employees of the Company) which are domestic shares representing 12.08% of the authorized ordinary share capital.

The shareholding structure of the Company after issue of the shares pursuant to the above paragraph is: 7,200,000,000 ordinary shares, of which 4,000,000,000 shares issued at the time of establishment of the Company, 870,000,000 domestic shares listed in the PRC and issued after the establishment of the Company, and 2,330,000,000 overseas listed foreign shares.

In 2013, the Company converted capital reserve to increase share capital of 3,600,000,000 shares. The shareholding structure of the Company after the above mentioned conversion is: 10,800,000,000 ordinary shares, of which 7,305,000,000 domestic shares listed in the PRC, representing 67.64% and 3,495,000,000 overseas listed foreign shares, representing 32.36%.

Article 22 After the establishment of the Company, the Company has issued 2,330,000,000 ordinary shares which are overseas listed foreign shares, representing 32.36% of the authorized ordinary share capital. The Company has also issued 870,000,000 ordinary shares to the general public (including the employees of the Company) which are domestic shares representing 12.08% of the authorized ordinary share capital.

The shareholding structure of the Company after issue of the shares pursuant to the above paragraph is: 7,200,000,000 ordinary shares, of which 4,000,000,000 shares issued at the time of establishment of the Company, 870,000,000 domestic shares listed in the PRC and issued after the establishment of the Company, and 2,330,000,000 overseas listed foreign shares.

In 2013, the Company converted capital reserve to increase share capital of 3,600,000,000 shares. The shareholding structure of the Company after the above mentioned conversion is: 10,800,000,000 ordinary shares, of which 7,305,000,000 domestic shares listed in the PRC, representing 67.64% and 3,495,000,000 overseas listed foreign shares, representing 32.36%.

The share registration process of the first exercise of the share options under the initial grant of the A share share option incentive scheme was completed on 27 September 2017. The shareholding structure of the Company changed to: 10,814,176,600 ordinary shares, of which 7,319,176,600 domestic shares listed in the PRC, representing 67.68 % and 3,495,000,000 overseas listed foreign shares, representing 32.32%.

The share registration process of the second exercise of the share options under the initial grant of the A share share option incentive scheme was completed on 14 February 2018. The shareholding structure of the Company changed to: 10,823,813,500 ordinary shares, of which 7,328,813,500 domestic shares listed in the PRC, representing 67.71% and 3,495,000,000 overseas listed foreign shares, representing 32.29%.

Article 25 The registered capital of the Company shall be RMB10,800,000,000.	Article 25 The registered capital of the Company shall be RMB10,823,813,500.

2.	Proposed Amendments to the Rules of Procedures for Board of Directors’ Meetings (the appendix to the Articles of Association)

Current Provision in the Rules of Procedures for Board of Directors’ Meetings	Proposed Amendments to the Rules of Procedures for Board of Directors’ Meetings

Article 10 The powers and authorities of the Board regarding investments shall be as follows:

……

(3) Individual investment projects (including but not limited to projects involving fixed assets and external equity) shall be examined and approved by the Board where the investment amount is not more than 5% of the Company’s latest audited net asset value. The Board may, within the scope of its authority, delegate to the executive directors committee the authority to examine and approve any project with an investment amount less than RMB 50,000,000 and delegate the general manager to examine and approve any project less than RMB5,000,000;

Article 10 The powers and authorities of the Board regarding investments shall be as follows:

……

(3) Individual investment projects (including but not limited to projects involving fixed assets and external equity) shall be examined and approved by the Board where the investment amount is not more than 5% of the Company’s latest audited net asset value. The Board may, within the scope of its authority, delegate to the executive directors committee the authority to examine and approve any project with an investment amount not more than 3% of the Company’s latest audited net asset value and delegate the general manager to examine and approve any project with an investment amount not more than 1% of the Company’s latest audited net asset value.

(4) In the event that the Company utilizes its own assets to conduct risk investments (including, but not limited to, bonds, futures and shares) in any industry which is not related to the business of the Company, the Board shall examine and approve any such individual investment with an investment amount not more than 2% of the latest audited net assets value of the Company. The Board may, within the scope of its authority, delegate to the executive directors committee the authority to examine and approve any risk investment project less than RMB50,000,000 and delegate to the authority general manager to examine and approve any risk investment project less than RMB5,000,000.	(4) In the event that the Company utilizes its own assets to conduct risk investments (including, but not limited to, bonds, futures and shares) in any industry which is not related to the business of the Company, the Board shall examine and approve any such individual investment with an investment amount not more than 2% of the latest audited net assets value of the Company. The Board may, within the scope of its authority, delegate to the executive directors committee the authority to examine and approve any project with an investment amount not more than 1% of the Company’s latest audited net asset value and delegate the general manager to examine and approve any project with an investment amount not more than 0.5% of the Company’s latest audited net asset value.

The above proposed amendments to the Articles of Association and its appendix are subject to shareholders’ approval by way of a special resolution at the 2018 EGM.

A circular containing more details of the nomination of Mr. Shi as a non-independent director of the Company and the proposed amendments to the Articles of Association and its appendix will be despatched to the shareholders of the Company in due course.

By Order of the Board Sinopec Shanghai Petrochemical Company Limited Guo Xiaojun Joint Company Secretary

Shanghai, the PRC, 19 September 2018